UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MERCADOLIBRE, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
587733R102
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	587733R102

1	NAMES OF REPORTING PERSONS Marcos Galperin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Argentina

	5	SOLE VOTING POWER

NUMBER OF		5,293,658

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,293,658

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,293,658

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 5 Pages

Item 1(a).	Name of Issuer:
MercadoLibre, Inc., a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Tronador 4890, 8th Floor
Buenos Aires, C1430DNN, Argentina

Item 2(a).	Name of Persons Filing:
Marcos Galperin

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Tronador 4890, 8th Floor
Buenos Aires, C1430DNN, Argentina

Item 2(c).	Citizenship:
Mr. Galperín is a citizen of Argentina.

Item 2(d).	Title of Class of Securities:
Common stock, $0.001 par value per share

Item 2(e).	CUSIP Number:
587733R102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 5 Pages

Item 4.	Ownership.
(a)	Amount beneficially owned: 5,293,658.

(b)	Percent of class: 12.0%*.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 5,293,658.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 5,293,658.

(iv)	Shared power to dispose or to direct the disposition of: 0.

*
The percentage of class has been calculated based upon 44,131,376 shares of Issuer’s common stock outstanding as of November 2, 2010, based on the Quarterly Report on Form 10-Q filed by the Issuer on November 5, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

Page 4 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011
/s/ Marcos Galperin

Page 5 of 5 Pages